UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM SD
SPECIALIZED DISCLOSURE REPORT

TIFFANY & CO.
(Exact name of Registrant as specified in its charter)

Delaware	Commission File No. 001-9494	13-3228013
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
727 Fifth Avenue, New York, New York 10022
(Address of Principal Executive Offices and Zip Code)

Leigh M. Harlan
Senior Vice President - Secretary and General Counsel
(212) 755-8000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Tiffany & Co. is a holding company that conducts business through its subsidiary companies (collectively, the “Company”). Through these subsidiaries, the Company sells jewelry and other items that it manufactures or contracts with third parties to manufacture to its specifications. The Company’s principal product category is jewelry, which represented 92% of worldwide net sales in the twelve-month period ended January 31, 2019 (“fiscal 2018”). Other finished goods sold by the Company include timepieces, leather goods, sterling silver goods (other than jewelry), china, crystal, stationery, eyewear, fragrances and other accessories, which represented, in total, 7% of worldwide net sales in fiscal 2018.

In fiscal 2018, approximately 60% of the jewelry sold by the Company was produced in Company-owned manufacturing facilities. The balance, and almost all non-jewelry items, were manufactured by third-party manufacturers to the Company’s specifications.

Approximately 97% of the gold used in the Company’s internally manufactured finished goods in fiscal 2018 was sourced directly by the Company from one mine and three refiners on the London Bullion Market Association Good Delivery List, each of which is located in the United States or Canada. The remaining 3% consisted of gold purchased directly by Company vendors from sources other than the Company for use in specialized components manufactured by such vendors and sold to the Company for use in the Company’s internally manufactured finished goods. The Company did not purchase raw tin, tantalum or tungsten for use in its internal manufacturing facilities; however, components purchased by the Company for use in internal manufacturing may contain these minerals.

The Company purchases finished goods from its third-party manufacturers. The Company purchases raw materials, components and fabricated materials used in Company-owned manufacturing facilities and, in some cases, by the third-party manufacturers, from vendors. The Company generally has long-term stable relationships with these third-party manufacturers and suppliers (collectively referred to herein as “vendors”). Vendor relationships are actively managed through a variety of channels, such as vendor contracts, vendor questionnaires, the Company’s Vendor Manual, which is an educational and training tool and mandate for vendors, and the Company’s Social Accountability Program, which supports vendor compliance with the Company’s Supplier Code of Conduct and incorporates Company risk assessments, vendor self-assessments and external audits of vendors. Information on the Social Accountability Program can be found at https://www.tiffany.com/sustainability.

In this report, the term “applicable products” is used to refer to gold and other raw materials and to components and fabricated materials that are, in each case, purchased from vendors to be used in the Company’s internal manufacturing as well as to finished goods that are purchased from third-party manufacturers for sale by the Company. The finished goods products that the Company ultimately sells to its customers (whether internally manufactured by the Company or purchased by the Company as finished goods from third-party manufacturers) are referred to herein as “finished goods.”

Conflict Minerals Disclosure

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period January 1, 2018 to December 31, 2018. A copy of Tiffany & Co.’s Conflict Minerals Report (the “Conflict Minerals Report”) is provided as Exhibit 1.01 to this Form SD, and is publicly available together with this Form SD at https://investor.tiffany.com/corporate-governance. As Rule 13p-1 requires registrants to report certain information with respect to Conflict Minerals (as defined below) that are necessary to the functionality or production of products that they manufacture or contract to be manufactured, references herein to Conflict Minerals being in, contained in, used in, used on, supplied for use with or introduced into the Company’s applicable products, finished goods, Covered Products, or product categories shall be deemed to refer to those Conflict Minerals that are necessary to the functionality or production of such items.

Product Review

During 2018, the Company reviewed the finished goods that it manufactures either internally or pursuant to arrangements with third-party manufacturers (the “product review”). The objective of the product review was to identify finished goods that the Company manufactures or contracts to manufacture that may contain one or more of the following: the minerals gold, columbite-tantalite (coltan), cassiterite, or wolframite, or their derivatives tantalum, tin, and tungsten (the “Conflict Minerals”).

The product review was managed by the Company’s Conflict Minerals compliance program office (the “Program Office”) and was supported by a working group composed of representatives from departments across the Company, including finished goods development, global procurement, manufacturing, strategic sourcing, quality management, after sales service, and specific finished goods teams (the “Working Group”).

The Working Group consulted with product specialists throughout the Company who had in-depth knowledge with regard to specific categories of finished goods and the manufacturing of those goods. The product review covered all categories of finished goods sold by the Company and was designed to identify all finished goods manufactured in 2018 that were likely to contain Conflict Minerals.

The Company also considered the impact on finished goods of services provided by independent third-party repair service providers (the “service providers”). These service providers primarily perform after-sale service on customer-owned merchandise. However, the service providers may also, on occasion, perform alterations to finished goods in connection with an initial sale at the request of a customer (e.g., ring sizing) or perform repairs on damaged stock inventory, as needed. These services, to the extent that they involve augmentation of finished goods (e.g., through the addition of metal for sizing or the use of solder for repair), represent a distinct phase of the finished goods lifecycle. In conducting the product review, the Program Office and Working Group evaluated the Company’s finished goods at two points in that lifecycle, considering whether (1) the finished goods may have contained Conflict Minerals as a result of the manufacturing process (e.g., at the time the manufactured finished goods entered the Company’s inventory) and (2) Conflict Minerals may have been introduced into the finished goods after they had entered the Company’s inventory, as a result of pre-sale or concurrent-with-sale repairs and alterations.1

1 The Company notes that Exchange Act Rel. 34-67716, effective November 13, 2012, which adopted Rule 13p-1, states that the Securities and Exchange Commission does not consider “an issuer that only services, maintains, or

Form and Scope of Vendor Inquiries

Based on the product review, 171 vendors and service providers were identified as likely to supply the Company with applicable products in 2018 that were likely to contain Conflict Minerals. Requests to complete the Company’s Conflict Minerals survey were sent to these 171 vendors and service providers. A limited number of these vendors and service providers were permitted to certify the continuing applicability, completeness and accuracy of the information provided in response to the Company’s 2017 Conflict Minerals survey, rather than complete a new survey. The survey and these certifications are referred to collectively in this Form SD and the Conflict Minerals Report as the Company’s Conflict Minerals documentation.

The objective of the Company’s Conflict Minerals documentation was to confirm whether Conflict Minerals were contained in the applicable products supplied or to be supplied by the vendors, or were likely to be introduced into the finished goods through pre-sale or concurrent-with-sale repairs and alterations, and, if so, whether those Conflict Minerals originated in the Democratic Republic of the Congo or in a country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”) or were from scrap or recycled sources.

The Conflict Minerals survey used by the Company in 2017 and 2018 was based on the conflict minerals reporting template developed by the Responsible Minerals Initiative (the “Conflict Minerals Reporting Template” or “CMRT”). However, in creating the survey, the Program Office made certain modifications to the CMRT to tailor it to the specific nature of the Company’s supply chain. The Company’s survey also included an inquiry as to which smelters or refiners process the Conflict Minerals used by vendors and services providers in the applicable products. This inquiry was included to enable the Company to determine whether the Conflict Minerals used by vendors and service providers originated with smelters or refiners that have: (a) received a “Conformant” designation from the Responsible Minerals Assurance Process of the Responsible Minerals Initiative; (b) been included on the “Good Delivery” list of the London Bullion Market Association; (c) been certified pursuant to the Responsible Jewellery Council’s Chain-of-Custody Standard; and/or (d) obtained an independent private sector audit that is publicly available. In this report, the term “Three Conflict-Free Smelter Programs” is used to refer collectively to the process, list and standard in (a) through (c) above.

After additional internal analysis, preliminary communications with vendors and service providers, and review of completed documentation, the Program Office determined that 149 of the 171 vendors and service providers either provided applicable products to the Company that contained Conflict Minerals that had entered the Company’s supply chain after January 31, 2013 to be used in the manufacture of the Company’s finished goods in 2018, or had provided pre-sale or concurrent-with-sale repairs and alterations in 2018 that might have introduced Conflict Minerals into the Company’s finished goods. Accordingly, the Program Office determined that these 149 vendors repairs a product containing conflict minerals to be ‘manufacturing’ a product[.]” While the Company does not “only” service, maintain, or repair products, the Company considers its manufacturing process to be complete at the time finished goods enter the Company’s inventory for sale to customers. Nonetheless, in an effort to more fully understand the potential impact of Conflict Minerals on the finished goods sold to customers, the Program Office included pre-sale and concurrent-with-sale repairs and alterations in the scope of the product review and included the service providers that provide or support such services within the scope of its reasonable country of origin inquiry and its due diligence, as discussed in more detail in Exhibit 1.01. After-sale service on customer-owned merchandise was also determined to be outside the scope of the reasonable country of origin inquiry because such service was in no way part of the manufacturing process.

and service providers (the “RCOI vendors”) should be included within the scope of the Company’s reasonable country of origin inquiry.

Reasonable Country of Origin Inquiry

All 149 of the RCOI vendors completed the Company’s Conflict Minerals documentation. Based on their responses and the product review, the Program Office confirmed that, in 2018, 145 of the 149 RCOI vendors (approximately 97%) provided the Company with applicable products that contained gold, 12 of the 149 RCOI vendors (approximately 8%) provided the Company with applicable products that contained tin or tungsten, and none of the RCOI vendors provided the Company with applicable products that contained tantalum.

The Program Office reviewed the RCOI vendor responses to determine whether they were complete and internally consistent.  With respect to any RCOI vendor who identified a source other than a smelter or refiner (i.e., an intermediate source) as the source of the Conflict Minerals that the applicable RCOI vendor supplied to the Company or used to alter or repair the Company’s finished goods, the Program Office engaged with that intermediate source to seek to identify the smelter or refiner that processed the Conflict Minerals in the relevant applicable products. The Program Office ultimately identified at least one smelter or refiner as the source of the Conflict Minerals in each applicable product supplied to the Company, or used to alter or repair the Company’s finished goods, by the RCOI vendors.

Logical tests were then applied to evaluate whether the responses in the Conflict Minerals documentation provided by the RCOI vendors could be considered to be reasonably reliable and free of red flags that would cast doubt on the origin of the Conflict Minerals (the “red flag review”). The red flag review included, for example, tests such as: (i) confirming whether the smelters or refiners identified by the RCOI vendors (or by the intermediate sources) were among those designated or certified by, or included in, one or more of the Three Conflict-Free Smelter Programs or had obtained an independent private sector audit that is publicly available, (ii) cross-checking the responses of RCOI vendors that identified common suppliers that were not smelters or refiners, (iii) reviewing other information known by the Company with regard to the RCOI vendors, including the results of previous Social Accountability Program risk assessments and vendor audits, and (iv) reviewing the geographic proximity of RCOI vendors to their identified smelters or refiners and mine sources.

As a result of the red flag review, the Program Office identified certain RCOI vendors that required additional inquiry and further engaged directly with those RCOI vendors.

In evaluating the reliability and reasonableness of the vendor responses and, where applicable, the additional information provided by the RCOI vendors, and in reaching the conclusions set forth below, the Program Office considered the RCOI vendors’ familiarity with their supply chains, which was evidenced by their ability to identify at least one smelter or refiner as the source of any Conflict Minerals that the applicable RCOI vendor supplied to the Company or used to alter or repair the Company’s finished goods. Further, the Program Office was able to conduct an additional check of the reliability of the representations made by any RCOI vendor that identified as its source of Conflict Minerals a supplier to it that was also a direct vendor to the Company.

Finally, in evaluating the reasonableness of the information provided by the RCOI vendors as to the source of gold contained in their applicable products, or potentially introduced by them through pre-sale or concurrent-with-sale repairs and alterations, the Program Office noted that recent estimates indicate that only approximately 3% of the world’s gold mine production occurs in the Covered Countries.2

Oversight of the Company’s Conflict Minerals Compliance and Reporting Process

The Company’s Conflict Minerals Program Steering Committee (the “Steering Committee”) included members of the Company’s management and other employees from the following departments: manufacturing, global procurement, legal, internal audit, finance, global sustainability, quality management and after sales service. The Steering Committee received periodic progress reports on, and exercised an oversight function with respect to, the Company’s Conflict Minerals compliance process, including the product review, reasonable country of origin inquiry, red flag review, and preparation of this Form SD and the Conflict Minerals Report. The Audit Committee of the Board of Directors of Tiffany & Co. also received a report on the compliance process and exercised an oversight function with respect to the filing of this Form SD and the Conflict Minerals Report.

Conclusions from Reasonable Country of Origin Inquiry

Based on the Company’s reasonable country of origin inquiry, the Company has determined that it has no reason to believe that Conflict Minerals used in the following finished goods product categories may have originated in the Covered Countries:

•	brooches/clips

•	charms

•	fragrance

•	key rings

•	leather accessories

•	personal accessories (e.g., shirt studs, cuff links and writing instruments)

•	recognition awards

•	sundries (e.g., earring backs, clasps and other replacements and components sold independently to customers for post-sale customer service support)

•	timepieces

Additionally, based on its reasonable country of origin inquiry, the Company has determined that it has no reason to believe that any Conflict Minerals used by any service provider in pre-sale or concurrent-with-sale repairs and alterations on the Company’s finished goods may have originated in the Covered Countries.

However, for seven categories of finished goods—bracelets, earrings, eyewear, flatware, necklaces and pendants, rings, and table accessories (e.g., trays, vases, dinnerware, frames and candlesticks)—the Company has determined that the responses obtained in the Company’s Conflict Minerals documentation were insufficient to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of the finished goods in those categories

2U.S. Geological Survey 2016 Minerals Yearbook [Advance Release].

originated in a Covered Country. The Company has therefore exercised due diligence on the source and chain of custody of these Conflict Minerals as described in the Conflict Minerals Report.

Item 1.02

A copy of the Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD. A copy of the Conflict Minerals Report together with this Form SD is publicly available at https://investor.tiffany.com/corporate-governance.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.    Description

1.01    Conflict Minerals Report of Tiffany & Co.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on May 24, 2019.

TIFFANY & CO.
(Registrant)

By:
/s/ Alessandro Bogliolo
Alessandro Bogliolo
Chief Executive Officer